SEC FILE NUMBER 001-39417
CUSIP NUMBER 30049H102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Evolv Technologies Holdings, Inc.
(Full Name of Registrant)

N/A
(Former Name if Applicable)

500 Totten Pond Road, 4th Floor
(Address of Principal Executive Office (Street and Number))
Waltham, Massachusetts 02451
(City, State and ZIP Code)

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Evolv Technologies Holdings, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the period ended December 31, 2024 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense for the reasons described below.

As previously announced in the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 25, 2024, the Company’s Board of Directors (the “Board”) determined on October 24, 2024 that the Company’s previously issued consolidated financial statements and other financial data for the fiscal years ended December 31, 2022 and December 31, 2023 contained in its Annual Report on Form 10-K, and its condensed consolidated financial statements for the quarters and year-to-date periods ended June 30, 2022, September 30, 2022, March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024 and June 30, 2024 contained in its Quarterly Reports on Form 10-Q (collectively, the “Non-Reliance Periods”), should no longer be relied upon because of misstatements related to accounting for certain sales transactions. This determination was based on the findings of an ad hoc committee of independent directors of the Board (the “Committee”), which conducted an investigation of the Company’s sales practices, including whether certain sales of products and subscriptions to channel partners and end users were subject to extra-contractual terms and conditions that impacted revenue recognition and other metrics, and if so, when senior Company personnel became aware of these issues (the “Investigation”).

As a result of the Investigation, the Committee determined that certain sales, including sales to one of its largest channel partners, were subject to extra-contractual terms and conditions, some of which were not shared with the Company’s accounting personnel, and that certain Company personnel engaged in misconduct in connection with those transactions. Furthermore, these extra-contractual terms and conditions were withheld from the Company’s Audit Committee of the Board (the “Audit Committee”) and the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP (“PwC”). The Committee also determined that certain accounting personnel were aware of indications of these extra-contractual terms and conditions during affected periods, and that related allegations were raised internally in July 2024 and known to senior finance and accounting personnel, but that those allegations were not escalated to the Audit Committee or communicated to PwC prior to the filing of the Company’s second quarter 2024 financial statements.

Accordingly, the Committee determined that the accounting for certain sales transactions was inaccurate and that, among other things, revenue was prematurely or incorrectly recognized in connection with financial statements prepared for the Non-Reliance Periods. The Committee determined that these misstatements are material for certain financial statements prepared for these periods and that the recognition of revenue in the proper periods impacted each of those financial statements. The Committee determined that the vast majority of this revenue was prematurely rather than incorrectly recognized. Other previously reported metrics that are a function of revenue were also misstated as a result of these revenue misstatements.

Management has also evaluated the Company’s internal control over financial reporting and determined that material weaknesses in the control environment, risk assessment and information and communication components of internal control, as well as a material weakness related to revenue control activities, resulted in the restatement of the consolidated financial statements for the Non-Reliance Periods, which are in addition to previously disclosed material weaknesses.

The Company is unable to file the Annual Report without unreasonable effort or expense because it needs additional time for the Company to prepare amendments to its financial statements addressing the misstatements described above and to complete its financial statements for the annual period ended December 31, 2024. The Company continues to work expeditiously to prepare amendments to its financial statements. As previously disclosed, the Company received a letter from the Nasdaq Stock Market (“Nasdaq”) on January 31, 2025, informing the Company that Nasdaq has granted the Company’s request for an exception to Nasdaq’s Listing Rule 5250(c)(1), which requires listed companies to timely file all required periodic financial reports with the SEC. Pursuant to the exception, the Company has until May 19, 2025 to timely file any delinquent required periodic financial reports with the SEC. In conjunction with the filing of the Form 10-K, the Company also expects to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 (the “Form 10-Q”). The Company expects to be current with all its SEC filing requirements no later than May 19, 2025.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Rachel Roy	781	374-8100
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No Quarterly Report on Form 10-Q for the period ended September 30, 2024.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is actively working to prepare amendments to its financial statements and related filings addressing the misstatements described in Part III and complete its financial statements for the fiscal year ended December 31, 2024. Until the restatements of the prior periods described in Part III are finalized, the Company is unable to reasonably estimate the anticipated changes in results of operations for the period ended December 31, 2024.

As of December 31, 2024, the Company had cash, cash equivalents, marketable securities, and restricted cash totaling approximately $52 million, with no outstanding debt. The Company currently estimates that it will end the first quarter on March 31, 2025, with cash, cash equivalents, marketable securities, and restricted cash ranging from approximately $34 million to $36 million, with no outstanding debt. This sequential decline is primarily attributable to (i) one-time cash expenditures related to the now completed Investigation and the nearly completed financial restatement process and the costs associated with the reduction in force previously disclosed in January 2025 involving 40 employees in all organizations across the Company, and (ii) the timing of disbursements related to the Company's 2024 annual incentive program.

Based on the restatement work that has been completed to date, the Company has determined that, on a net basis (considering revenue that was prematurely recognized but offset by amounts appropriately recognized in subsequent periods) through June 30, 2024, the sales transactions at issue resulted in premature or incorrect revenue recognition of approximately $3 million compared to its previous disclosed estimate of between $4 million to $6 million. The vast majority of this revenue was prematurely rather than incorrectly recognized.

The foregoing financial information is preliminary and unaudited and is subject to change. Actual results may vary when reported on the Company’s Form 10-K.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company intends for such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding the estimated impact of the restatements on previously reported financial results and metrics, the Company’s estimated cash, cash equivalents, marketable securities, and restricted cash, the completion of matters necessary to permit the filing of the Annual Report, the anticipated timing of the filing of the Form 10-K and Form 10-Q, and the Company’s expectations with respect to its SEC filing requirements and its Nasdaq compliance requirements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results and actions to be materially different from any future results or actions expressed or implied by the forward-looking statements, including, but not limited to, the factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 29, 2024, as any such factors may be updated from time to time in the Company’s other filings with the SEC, including the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024. The forward-looking statements in Form 12b-25 are based upon information available to us as of the date hereof, and while the Company believes such information forms a reasonable basis for such statements, it may be limited or incomplete, and the Company’s statements should not be read to indicate that the Company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Except as required by applicable law, the Company does not plan to publicly update or revise any forward-looking statements contained in this Form 12b-25, whether as a result of any new information, future events or otherwise.

Evolv Technologies Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2025	By:	/s/ Rachel Roy
		Name:	Rachel Roy
		Title:	General Counsel and Secretary